LAWRENCE SEIDMAN, ESQ.
                                 100 Misty Lane
                              Parsippany, NJ 07054
                                 (973) 952-0405
                               (973) 781-0876 fax
                                  March 1, 2006

Via Federal Express
Mr. Christian Windsor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Interchange Financial Services Corporation
    PREC 14A filed by Committee to Preserve Shareholder Value
    Filed on February 9, 2006
    File No. 1-10518

Dear Mr. Windsor:

        I am writing in response to your February 17, 2006 comment letter. The responses are numbered to correspond to the format of your comment letter.

General

Comment:

        1. Revise these materials and any future materials, to clearly characterize each statement or assertion of opinion or belief as such. Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. For example, we note the following in your PREC l4A filed February 9, 2006:

            o You state on page 3 that "the goal to maximize shareholder value can be accomplished most effectively by selling or merging the Company."

Response:

            (A) The sentence "If the Company cannot grow through accretive acquisitions, the goal to maximize value can be accomplished most effectively by selling or merging the Company." has been deleted.

Comment:

            o On page 4 you discuss Mr. Seidman's accusation that Interchange has fallen behind its peers for Net Interest Margin and EPS Growth.

Response

            (B) Mr. Seidman's August 22, 2005 letter did not make any
                accusations. Mr. Seidman merely complained about certain matters. Furthermore, Mr. Seidman's complaints were based upon and refer specifically to the Exhibits attached to the letter. The following sentence has been added, "The basis of Mr. Seidman's complaints about the lack of EPS growth and failure to hold the line on the net interest margin are based upon the data contained in the Exhibits attached to the letter."

Comment:

            o On page 5 you state "the Company should not rely upon increasing Price to Earnings Ratio... Management should be working to increase EPS if they cannot, they should seek a sale or merger."

Response:

            (C) Page 5 has been amended as follows: "It is Mr. Seidman's opinion based upon approximately 20 years as an investor in financial institutions that if the management of the Company cannot increase operating revenues and EPS, exclusive of one-time expense reductions, then management should seek a sale or merger for the Company."

Comment:

            o On page 8, you state that "the above items are cost controls that should have been implemented a long time ago and not after Mr. Seidman put a microscope on the Company's lack of EPS growth."

Response:

            (D) The sentence on Page 8 has been deleted

Comment:

            2. On page 3 and in several other portions of the proxy you refer to statements that you made regarding "several financial institutions willing to pay a significant premium" and the opportunity to "double dip." Revise the disclosure each time you mention these possibilities to clarify whether you have any binding offers from these un-named financial institutions. Alternatively, please clarify that there cannot be any assurance that any bids for the company's shares above the current market price will materialize, in the event that Interchange chooses to implement the Committee's recommendations.

Response:

            2. Page 3 has been amended as follows: "Mr. Seidman does not have a binding offer from any financial institution. In addition, there is no assurance that a bid for the Company above the current market price would be forthcoming from any financial institution in the event the Company chose to implement the Committee's recommendations. Also, there is no assurance that the specific company discussed would be acquired within the next two to three years.

Comment:

            3. On page 3, you state that Mr. Seidman told Mr. Abbate that his desire to avoid the sale of Interchange was "not appropriate conduct" for a member of the board of a public company. Please remove this language or revise to provide sufficient factual foundation to support the accusation of misconduct. Also, in any future materials, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Response:

            3.  Page 3. The sentence has been deleted.

Comment:

            4. We note that you make multiple references to Interchange's proxy statement and the intentions of the board of directors for the annual meeting in lieu of presenting the information required to be included in your proxy statement. You may omit such required information in reliance upon Rule l4a-5(c) only to the extent the information appears in "other proxy soliciting material which has been furnished." It does not appear appropriate for you to rely on Rule 14a-5 since the company's proxy statement is not yet available and has not yet been furnished.

                Please revise to include all information required by the proxy rules and Schedule 14A, including the number of shares outstanding, the current number of shareholders of Interchange's common stock and any other information required in your proxy that can be obtained from Interchange's most recent filings under the Exchange Act. See, for example, the information required by Item 6 of Schedule 14A. To the extent any of that information is updated in a proxy filing made by the company, you may revise your materials to update accordingly.

Response:

            4. The Committee represents that its proxy material will not be mailed to any shareholder until the Company files its preliminary proxy material and is therefore available to the Company Shareholders. Therefore the reliance on Rule 14a-5(c) is appropriate.

Comment:

                Mr. Seidman's Letter to Mr. Abbate and All of the Company Board Members, page 4

            5. On a supplemental basis, support the predictions you make relating to Interchange's inability to 1) grow its earnings per share, 2) failure to hold the line on net interest margin and 3) lagging stock price, by providing quantifiable information. Where the support for your calculations appears in other documents, such as the company's Form l0-Q or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations. This comment also applies to the charts that appear on page 5 under "The Company has hit a per share earnings wall," page 6 under "The Price Received by All New Jersey Banks...", and the multiples and EPS information on sales of certain thrifts and banks on page 9.

Response:

            5. First, the preliminary proxy statement does not make any predictions relating to the Company's inability to (1) grow its earnings per share or (2) failure to hold the line on net interest margin. See also 1(B) above which responds to exactly what the August 22, 2005 letter states. The statements in the letter refer to the Exhibits attached to the letter. Furthermore, there is no mention of a lagging stock price in the respective letter. Enclosed herewith are copies of the Income Statement from the Company's 10-Q and 10-K's for the respective periods that support the EPS chart on page 5. Also enclosed is the supplemental support for "The Price Received by All New Banks". As the supplemental information discloses, there are minor differences in the ratios from the respective institution and the data from SNL. I have also e-mailed you the calculations for the supplemental information. As discussed, I will be relying exclusively on the SNL data for the ratios for "Seidman's Past History of Promoting the Maximization of Shareholder Value." The following sentences have also been added: "The source of the above ratios is SNL Financial Datasource. The Committee has used SNL Financial instead of the ratios provided by individual financial institutions, or its own calculations, because of SNL Financial's standardized methodology for calculating the ratios in contrast to various methods to calculate the ratios used by different individuals and institutions. The Committee has not independently verified the accuracy of the SNL Financial ratios."

Comment:

                Two Candidates are Nominated for the Company's Board, page 4

            6. Please revise to explain the provision of the Bylaws (Article II, Section 10) that caused your nominees to be ineligible to serve on the Board of Directors, according to the Nominating Committee of Interchange. We note that, according to the Company's Form 8-K dated December 29, 2005, this provision relates to the disqualification of persons who have been issued by a federal or state bank regulatory agency a cease and desist order for conduct involving dishonesty or breach of trust.

Response:

            6. Neither of Messrs. Vanaria or Axelrod have had any federal or state bank regulatory agency issue a cease and desist order against them, and therefore they are not disqualified pursuant to the Company's Bylaws (Article II, Section 10). It is the Company's position that they are disqualified because of their relationship with Mr. Seidman (guilt by association).

Comment:

            7. Revise this section to clarify whether the nomination of Messrs. Vanaria and Axelrod was done in compliance with the nomination procedures required by the January 17, 2006 amendment to Interchange's bylaws.

Response:

            7. The nomination of Messrs. Vanaria and Axelrod was not submitted in compliance with the procedural and informational requirements of the January 17, 2006 amendments to the Company's Bylaws. Page 5 has been amended by adding the following sentence, "The nomination of Messrs. Vanaria and Axelrod was not submitted in compliance with the procedural and informational requirements of the January 17, 2006 amendments to the Company's By-laws." This matter of the applicability of the January 17, 2006 amendments is presently before the Chancery Court Superior Court State of New Jersey and should be resolved by the Court.

Comment:

            8. Please provide us with a copy of the complaint you filed against the Company and its directors.

Response:

            8. A copy of the complaint filed against the Company and its directors has been previously provided under separate cover.

Comment:

                The Price Received By all New Jersey Banks in the Last Two... Years, page 5

            9. Please confirm the Staffs understanding that the chart includes all New Jersey commercial bank acquisitions during the years noted or if you have utilized a particular set of transactions, please revise to explain why you have selected these transactions in particular.

Response:

            9. The chart includes all New Jersey commercial bank acquisitions during 2004 and 2005 with a market value greater than $25 million as noted thereon. The following sentences have been added to the charts for the "New Jersey Merger Activity 2004 in Excess of $25 Million Deal Value": "The source of the above ratios is SNL Financial Datasource. The Committee has used SNL Financial instead of the ratios provided by individual financial institutions, or its own calculations, because of SNL Financial's standardized methodology for calculating the ratios in contrast to various methods to calculate the ratios used by different individuals and institutions. The Committee has not independently verified the accuracy of the SNL Financial ratios."

Comment:

            10. Elaborate upon how you arrived at the calculations you present with respect to the Company's worth (Book Value, LTM Earnings, etc.). Specifically, it is not clear how you arrived at different results in each chart considering the assumptions you rely upon in the introductory paragraphs appear to be the same. Also, why is the source of these ratios SNL Financial and why have you relied upon their ratios to conduct this analysis?

Response:

            10. The calculations for the Company's net worth and LTM Earning were taken from the Company's Earning Press Release dated January 25, 2006. The applicable pages are included herein. The calculation for the mean and median is for both 2004 and 2005 and that is why the calculations show different results. We have used SNL Financial for the source of the ratios because SNL is a nationally recognized firm that collects data for banks and thrifts and standardizes the presentation of the data. SNL is used by several federal bank regulatory agencies which at times cite the SNL data as its source.

Comment:

            11. Revise the discussion to specifically discuss how the presence of Interchange's acquisition of Franklin in 2005 affected the overall results.

Response:

            11. The Committee is not in the possession of adequate information concerning the Franklin transaction in 2005 to specifically comment on how the transaction affected the overall results.

Comment:

            12. Revise the disclosure in this section to specifically state that there can be no assurance that a sale price similar to the comparable company sale prices could be reached in the event that Interchange pursues a sale.

Response:

            12. This section was amended as follows: "Furthermore, there can be no assurance that the Company could obtain a similar sales price to any of the above companies in the event the Company pursued a sale.

Comment:

                Therefore a Vote for the Committee Nominees is a Vote to Start the Process, page 7

            13. Revise to clarify how the Committee's nominees will "work to increase the Company's net income, earnings per share... and... pursue its stock repurchase program."

Response:

            13. The sentence has been revised as follows: "If a sale of the
                Company is not possible at a satisfactory price, the Committee Nominees, if elected, will (i) review in detail the Company's business plan, (ii) discuss the Company's business plan with the Company's management, advisors, and the other directors and
                (iii) based upon their past business experience, make recommendations they believe will have the effect of increasing the Company's net income, earnings per share, earning assets and deposits. There is no assurance that the Committee Nominees would have any suggestions that the Company had not already considered. Furthermore, there is no assurance that any suggestions made by the Committee Nominees would be approved by a majority of the Company's Board. The Committee Nominees would however, request that the Company aggressively pursue its publicly announced stock repurchase program."

Comment:

                Mr. Seidman's Past History of Promoting the Maximization of Shareholder Value, page 9

            14. In this discussion you mention several instances where, even though you sought board representation and was unsuccessful in your efforts, the company conducted an accretive transaction, such as CFSB who conducted a Dutch Auction. Similarly, you mention instances in which you filed a Schedule 13D and, in doing so, persuaded the company to take certain actions. Please provide support for your belief that these transactions took place as a result of your efforts.

Response:

            14. The following sentence has been added: "CFSB's counsel told Mr.
                Seidman that unless he was willing to tender his shares and enter into the Standstill Agreement, CFSB would not conduct the Dutch Auction." There is no representation that any company was sold solely because Mr. Seidman filed a Schedule 13D.

Comment:

            15. On page 10 you state that the representative transactions discussed on pages 9 and 10 involved thrifts and that commercial bank transactions, like any transaction involving Interchange, would likely receive higher multiples. Please revise this paragraph to offer factual support for this assertion.

Response:

            15. The sentence has been deleted.

Comment:

                Election of Committee Nominees, page 10

            16. Revise to clarify, if true, that neither Mr. Vanaria nor Mr.
                Axelrod have held or hold any offices with Interchange. Please Refer to Item 7 of Schedule 14A and Item 402 of Regulation S-K.

Response:

            16. Neither Mr. Vanaria nor Mr. Axelrod has ever been an officer or director of the Company.

Comment:

                                  Form of Proxy

            17. Please revise the proxy card to place the instruction indicating how to withhold authority to vote for any nominee in boldface type as required by Rule 14a-4.

            18. Please revise the proxy to disclose, in boldface type, how an executed proxy will be voted if no specification is provided. Please Refer to Rule 14a-4.

Response:

            17 & 18.
                The proxy card has been revised to provide for the bold face type for the appropriate sections.

        Also enclosed is the supplemental material referred to in this letter.

        As discussed, the calculations of the valuations have been forwarded to you by email.

                                           Very truly yours,


                                           Lawrence B. Seidman

                             LAWRENCE SEIDMAN, ESQ.
                                 100 Misty Lane
                              Parsippany, NJ 07054
                                 (973) 952-0405
                               (973) 781-0876 fax
                                  March 1, 2006

Via Federal Express
Mr. Christian Windsor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Interchange Financial Services Corporation
    PREC 14A filed by Committee to Preserve Shareholder Value
    Filed on February 9, 2006
    File No. 1-10518

    "Tandy Statement"

Dear Ladies and Gentlemen:

        Each Filing Person and Participant of the Committee to Preserve Shareholder Value, which consists of Seidman and Associates, L.L.C., Seidman Investment Partnership, L.P., Seidman Investment Partnership II, L.P., Broad Park Investors, L.L.C., Federal Holdings, LLC, Pollack Investment Partnership, LP, Lawrence Seidman, Dennis Pollack, Raymond Vanaria, and Neal Axelrod, in response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") commenting on the above-referenced preliminary proxy statement and form of proxy (collectively, the "Proxy Statement") for use in conjunction with an annual meeting of stockholders of Interchange Financial Services Corporation hereby acknowledge that:

            o Each Filing Person and Participant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

            o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

            o Each Filing Person and Participant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           Seidman & Associates, LLC

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               Manager


                                           Seidman Investment Partnership, LP

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               President of the Corporate
                                               General Partner


                                           Seidman Investment Partnership II, LP

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               President of the Corporate
                                               General Partner


                                           Broad Park Investors,LLC

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               Investment Manager


                                           Federal Holdings, LLC

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               Investment Manager

                                           Pollack Investment Partnership, LP

                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence B. Seidman
                                               General Partner


                                           By: /ss/ Lawrence B. Seidman
                                               ---------------------------------
                                               Lawrence Seidman


                                           By: /ss/ Dennis Pollack
                                               ---------------------------------
                                               Dennis Pollack


                                           By: /ss/ Raymond Vanaria
                                               ---------------------------------
                                               Raymond Vanaria


                                           By: /ss/ Neal Axelrod
                                               ---------------------------------
                                               Neal Axelrod